UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lomond Therapeutics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54173L 101

(CUSIP Number)

c/o Iain D. Dukes

Eilean Therapeutics, LLC

8 The Green Ste 8490

Dover, Delaware 19901

(212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 54173L 101	13D

1.	Name of Reporting Person Eilean Therapeutics, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,420,383 shares of common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,420,383 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,420,383 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 53.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

All shares of Common Stock are held of record by the Reporting Entity (as defined in Item 2 below). The board of managers of the Reporting Entity, including Iain Dukes, Nikolay Savchuk, Carl L. Gordon and Eddie Wang Rodriguez, each of whom is a member of the Issuer’s board of directors, exercises voting and investment power and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 27,198,214 shares of the Issuer’s Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Current Report on Form 8-K (the “Form 8-K”), as filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2024.

CUSIP No. 54173L 101	13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Lomond Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”) formerly known as “Venetian-1 Acquisition Corp.” The address of the principal executive offices of the Issuer is 8 The Green Ste 8490, Dover, Delaware 19901. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by Eilean Therapeutics, Inc., a Delaware limited liability company (“Reporting Entity”). Iain Dukes, Nikolay Savchuk, Carl L. Gordon and Eddie Wang Rodriguez are each members of the Issuer’s board of directors (the “Board”) and are the managing members of the Reporting Entity. Each of Dr. Dukes and Dr. Savchuk holds an interest in the Reporting Entity.

(b) The address of the principal offices of the Reporting Entity is 8 The Green Ste 8490, Dover, Delaware 19901. The address of the principal place of business of each of Dr. Dukes, Dr. Savchuk, Dr. Gordon and Mr. Rodriguez is 8 The Green Ste 8490, Dover, Delaware 19901.

(c) The Reporting Entity is a biopharmaceutical company, focused on the discovery and development of best-in-class and first-in-class small molecule inhibitors that target escape mutations in hematologic and solid cancers. Each of Dr. Dukes, Dr. Savchuk, Dr. Gordon and Mr. Rodriguez is a member of the Reporting Entity’s board of managers and each of Dr. Dukes and Dr. Savchuk is an interest holder in the Reporting Entity.

(d) During the past five years, none of the Reporting Entity, Dr. Dukes, Dr. Savchuk, Dr. Gordon or Mr. Rodriguez have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Entity, Dr. Dukes, Dr. Savchuk, Dr. Gordon or Mr. Rodriguez are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Entity is a limited liability company organized under the laws of the State of Delaware. Each of Dr. Savchuk, Dr. Gordon and Mr. Rodriguez is a citizen of the United States of America. Dr. Dukes is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

On November 1, 2024, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of November 1, 2024, by and among the Issuer (formerly known as Venetian-1 Acquisition Corp), Lomond Acquisition Corp. (the “Acquisition Subsidiary”), and Lomond Therapeutics, Inc. (“Legacy Lomond”) pursuant to which the Acquisition Subsidiary merged with and into Legacy Lomond, with Legacy Lomond continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the “Merger”). Upon the consummation of the Merger, all of the outstanding shares Legacy Lomond common stock and preferred stock were converted into shares of the Issuer’s Common Stock on a 1:1 basis pursuant to the terms of the Merger Agreement. In connection with the Merger, the Issuer changed its name to Lomond Therapeutics Holdings, Inc. Immediately following the closing of the Merger, the Issuer completed a private placement financing (the “Offering”).

Effective upon the Closing and pursuant to the Merger Agreement, the Reporting Entity received 14,420,383 shares of Common Stock of the Issuer in exchange for the shares of capital stock of Legacy Lomond held by the Reporting Entity immediately prior to the Closing.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and Plan of Merger and Reorganization, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 54173L 101	13D

Registration Rights Agreement

On November 1, 2024, in connection with the Offering, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Entity and the other parties thereto, pursuant to which the Issuer agreed that promptly, but no later than 20 trading days from the closing date of the Offering, the Issuer will file, subject to customary exceptions, a registration statement with the SEC (the “Registration Statement”), covering the reoffer and resale of (i) the shares of Common Stock issued in the Offering, (ii) the shares of Common Stock issuable upon exercise of the Placement Agent Warrants (as defined in the Registration Rights Agreement”), (iii) the shares of Common Stock issued to Legacy Lomond stockholders as Merger consideration; (iv) the shares of Common Stock held by stockholders prior to the Merger; and (v) any other shares of Common Stock held that are subject to resale restrictions pursuant to the Securities Act acquired or issuable in respect of the foregoing shares of common stock by way of conversion, dividend, stock-split, distribution or exchange, merger, consolidation, recapitalization or reclassification or similar transaction. The Issuer will use commercially reasonable efforts to ensure that such Registration Statement is declared effective within 90 calendar days after the closing of the Offering.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated into this Item 4 by reference.

The Reporting Entity directly owns more than 50% of the voting power for the election of the Issuer’s directors. The board of managers of the Reporting Entity exercises voting and investment power, and such board consists of Dr. Dukes, Dr. Savchuk, Dr. Gordon and Mr. Rodriguez. As a result, none of these four individuals has sole or shared voting or investment power over the shares of the Issuer’s Common Stock held by the Reporting Entity. Each of the individuals disclaim beneficial ownership of such securities except to the extent of their direct ownership. Except as described herein, none of the persons identified in Item 2 have a present plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, each such person reserves the right to formulate in the future plans or proposals which may relate to or result in one or more of such action.

The Reporting Entity holds the securities of the Issuer for general investment purposes. The Reporting Entity reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 and 4 of this Schedule 13D is incorporated into this Item 5 by reference.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above. No shares of the Issuer are directly held by Dr. Dukes, Dr. Savchuk, Dr. Gordon and Mr. Rodriguez and none of them have sole or shared voting or dispositive power over shares of the Issuer directly held by the Reporting Entity.

(c) Except as reported in this Statement, the Reporting Entity has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited liability company operating agreement of the Reporting Entity, the members of Reporting Entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a member.

(e) Not applicable.

CUSIP No. 54173L 101	13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 of this Statement is incorporated herein by reference.

In addition, entities affiliated with OrbiMed Advisors LLC (“OrbiMed”) and TPAV, LLC (“TPAV”) are members of the Reporting Entity. Pursuant to the limited liability company agreement of the Reporting entity, OrbiMed and TPAV, each have the authority to appoint or designate, as applicable, two of the four members of the board of managers of the Reporting Entity, which board of managers has the power to vote and otherwise dispose of securities held by the Reporting Entity, including the shares of Common Stock of the Issuer held by the Reporting Entity. OribiMed and TPAV, may also be considered to hold indirectly the 14,420,383 shares of Common Stock held by the Reporting Entity. This Statement shall not be deemed an admission that the OrbiMed or TPAV is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of the shares of Common Stock or other securities held by the Reporting Entity. Each of OrbiMed and TPAV have separately filed a Schedule 13D with the Commission.

In their capacities as members of the Issuer’s board of directors or as executive officers, each of Dr. Dukes, Dr. Savchuk, Dr. Gordon and Mr. Rodriguez may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2024 Equity Incentive Plan (the “2024 Plan”), which became effective upon the Closing. The terms and provisions of the 2024 Plan are described in the Issuer’s Form 8-K and the full text of which is filed as Exhibit 99.3 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
99.1	Agreement and Plan of Merger, dated as of November 1, 2024, by and among Issuer, Lomond Acquisition Corp., a Delaware corporation, and Lomond Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024).
99.2	Registration Rights Agreement, dated November 1, 2024, by and among Issuer and the parties thereto (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024).
99.3	2024 Equity Incentive Plan and form of award agreements thereunder (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2024).

CUSIP No. 54173L 101	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

EILEAN THERAPEUTICS, LLC

By:	/s/ Iain D. Dukes
Iain D. Dukes, CEO